Mail Stop 3561

September 27, 2007

By Facsimile and U.S. Mail

Alejandro Droste
Chief Financial Officer
Distribución y Servicio D&S S.A.
Avenida Presidente Eduardo Frei
    Montalva 8301
Quilicura
Santiago, Chile (56-2) 200-5000

>   **Re: Distribución y Servicio D&S S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2006**
>   **Filed July 13, 2007**
>   **File No. 333-7616**

Dear Mr. Droste:

    We have completed our review of your Form 20-F and have no further comments at this time.

                                        Sincerely,

                                        Michael Moran
                                        Accounting Branch Chief